April 30, 2007

Mail Stop 4561

Mr. Joseph Macnow
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re: Vornado Realty Trust**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 2/27/07**
> **File No. 1-11954**

Dear Mr. Macnow:

We have reviewed your response letter dated April 11, 2007 and have the following additional comment. As previously stated, this comment may require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Vornado Realty Trust Form 10-K for the year ended December 31, 2006

Notes to Consolidated Financial Statements, page 131

Note 6. Investments in Partially Owned Entities, page 152

1.   We have read and reviewed your responses to comments 1 and 2. As we previously requested in comment 2 of our March 30, 2007 comment letter please advise us of your basis in GAAP for the accounting treatment of your investment in Americold by referencing the appropriate accounting literature. Please tell us how receiving the right to appoint three of the five members of Americold's Board of Trustees enables you to control Americold. Also, address the voting

rights with respect to major decisions as it relates to the ownership subsequent to November 18, 2004. We may have further comment.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Bill Farrar (*via facsimile*)